UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number 1-14542

ASIA PACIFIC WIRE & CABLE CORPORATION

LIMITED

(Translation of registrant’s name into English)

Room B 7/Fl., No.132

Min-Sheng East Road, Sec. 3, Taipei, 105, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as exhibit 99.1 is a press release issued by the registrant on February 9, 2012 announcing the registrant’s retention of MZ Group as its investor relations advisor.

Exhibit 99.1	Press Release, dated February 9, 2012, announcing the registrant’s retention of MZ Group as its investor relations advisor.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

By:	/s/ Yuan Chun Tang
Name: Yuan Chun Tang Title: Chief Executive Officer

Date: February 21, 2012

Exhibit 99.1	Press Release, dated February 9, 2012, announcing the registrant’s retention of MZ Group as its investor relations advisor.